                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               -----------------

                                FORM 11-K/A NO. 1

                                  ANNUAL REPORT
                            PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               -----------------


     (Mark One):

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

     FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

          For the transition period from _________ to _________.

          COMMISSION FILE NUMBER:  1-4188

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          NEWELL RUBBERMAID 401(k) SAVINGS PLAN

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          NEWELL RUBBERMAID INC.
          29 EAST STEPHENSON STREET
          NEWELL CENTER
          FREEPORT, ILLINOIS  61032

                              REQUIRED INFORMATION

FINANCIAL STATEMENTS. The following financial statements and schedules are filed as part of this annual report and appear immediately after the signature page hereof:

     1.   Report of Independent Auditors

     2.   Report of Independent Public Accountants

     3.   Statements of Net Assets Available for Plan Benefits

     4.   Statement of Changes in Net Assets Available for Plan Benefits

     5.   Notes to Financial Statements

     6.   Supplemental Schedule

EXHIBITS. The following exhibits are filed as a part of this annual report:

          Exhibit 23.1      Consent of Ernst & Young LLP

          Exhibit 23.2      Notice Regarding Consent of Arthur Andersen LLP

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                NEWELL RUBBERMAID 401(k) SAVINGS PLAN



Date:  July 15, 2002              /s/ Tom Nohl
                                ------------------------------
                                Tom Nohl, Member,
                                Plan Administrative Committee

THIS IS A COPY OF THE AUDIT REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP IN CONNECTION WITH THE PLAN'S FILING ON FORM 11-K FOR THE YEAR ENDED DECEMBER 31, 2000. THIS AUDIT REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN IN CONNECTION WITH THIS FILING ON FORM 11-K/A. SEE EXHIBIT 23.2 FOR FURTHER DISCUSSION.

                                                                 ARTHUR ANDERSEN

Report of Independent Public Accountants

To the Administrative Committee of the Newell
Rubbermaid 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Newell Rubbermaid 401(k) Savings Plan (the "Plan," formerly the Newell Long-Term Savings and Investment Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and supplemental schedule referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2000 and 1999, and the changes in its net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP
ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
                                                                   June 22, 2001

Financial Statements and Supplemental Schedule

Newell Rubbermaid 401(k) Savings Plan

December 31, 2001 and 2000 and year ended December 31, 2001 with Report of Independent Auditors

                      Newell Rubbermaid 401(k) Savings Plan

                 Financial Statements and Supplemental Schedule

           December 31, 2001 and 2000 and year ended December 31, 2001




                                    CONTENTS

Report of Independent Auditors...............................................1

Financial Statements

Statements of Net Assets Available for Benefits..............................2
Statement of Changes in Net Assets Available for Benefits....................3
Notes to Financial Statements................................................4

Supplemental Schedule

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)...............11

                         Report of Independent Auditors

To the Plan Administrator of the Newell Rubbermaid 401(k) Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Newell Rubbermaid 401(k) Savings Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Chicago, Illinois
June 14, 2002

                      Newell Rubbermaid 401(k) Savings Plan

                 Statements of Net Assets Available for Benefits

                                                                                  DECEMBER 31
                                                                           2001                2000
                                                                  -----------------------------------------

 ASSETS
 Investments                                                            $435,940,421        $483,409,242
 Interest in Newell Rubbermaid Master Trust                              166,563,764         159,214,388
 Employer contribution receivable                                          7,775,822           8,103,169
                                                                  -----------------------------------------
 Net assets available for benefits                                      $610,280,007        $650,726,799
                                                                  =========================================

See accompanying notes.

                      Newell Rubbermaid 401(k) Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2001

ADDITIONS
 Investment income:
   Interest and dividends                                               $  10,367,488
   Net investment income from Newell Rubbermaid Master Trust                9,519,935
                                                                        -------------
                                                                           19,887,423
Contributions:
   Employee                                                                43,813,099
   Employer                                                                21,675,797
   Rollover                                                                 1,762,376
                                                                        -------------
                                                                           67,251,272

Transfer of assets from other plans                                           242,315
                                                                        -------------
Total additions                                                            87,381,010

DEDUCTIONS
Net realized and unrealized depreciation in fair value of investments      48,323,025
Benefits paid to participants                                              79,176,924
Administrative expenses                                                       327,853
                                                                        -------------
Total deductions                                                          127,827,802
                                                                        -------------
Net decrease                                                              (40,446,792)

Net assets available for benefits - Beginning of year                     650,726,799
                                                                        -------------
Net assets available for benefits - End of year                         $ 610,280,007
                                                                        =============

See accompanying notes.

                      Newell Rubbermaid 401(k) Savings Plan

                          Notes to Financial Statements

                          Year ended December 31, 2001

1.  DESCRIPTION OF THE PLAN

The following description of the Newell Rubbermaid 401(k) Savings Plan (the
Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

Certain employees of Newell Rubbermaid, Inc. and subsidiaries (the Company) are eligible to participate in the Plan. Full-time employees, as defined, are eligible to participate in the Plan upon date of hire. Other employees are eligible to participate after completing one year of service, as defined. The Plan is administered by the Administrative Committee, which is appointed by the board of directors of the Company. UMB Bank, N.A. (UMB) became the trustee of the Plan on October 1, 2000. UMB has appointed American Century Services Corporation as the recordkeeper of the Plan and agent for UMB. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

CONTRIBUTIONS

Participants may elect to contribute up to 15% of pretax earnings, as defined by the Plan. The Company contributes a matching contribution for participants in an amount equal to 50% of the first 6% of compensation contributed by the participant. Participants are eligible for matching contributions after one year of service. Certain participants in the Plan are eligible for an annual profit sharing contribution. Generally, participants must be employed on the last day of the Plan year to receive an allocation of the profit sharing contribution. In 2001 and 2000, the Company made a profit sharing contribution to the Plan equal to 6% of eligible participants' eligible compensation.

PARTICIPANT ACCOUNTS

Separate accounts are maintained for each participant. Each participant's account is credited with the participant's contributions and Company matching contributions, and an allocation of: (a) the Company's profit sharing contribution, if applicable, and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                      Newell Rubbermaid 401(k) Savings Plan

1.  DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants are immediately vested in their contributions, plus actual earnings thereon. Prior to October 1, 2000, vesting in Company matching contributions occurred ratably over a five-year period. On October 1, 2000, all existing participants became fully vested in Company matching contributions. Employees enrolling in the Plan subsequent to October 1, 2000, are immediately vested in Company matching contributions. Profit sharing contributions vest over a seven-year period. Forfeitures are used to pay Plan expenses and reduce Company matching or profit sharing contributions. Forfeitures available for future use were $2,198,845 and $2,113,264 at December 31, 2001 and 2000, respectively.

PARTICIPANT LOANS

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to ten years. The loans are secured by the balance in the participant's account and bear interest at a rate based on prevailing market conditions. Interest rates on loans outstanding at December 31, 2001, ranged from 5.0% to 11.6%. Principal and interest is paid ratably through monthly payroll deductions.

PAYMENT OF BENEFITS

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability, or retirement, elect to receive periodic installment payments.

INVESTMENT OPTIONS

All investments are participant-directed. Participants may direct contributions to the Plan to one or more of the Plan's investment funds. In addition to the investment funds offered by the Plan, participants may invest in a self-directed brokerage account. Participants may change their investment options or reallocate investment balances on a daily basis.

                      Newell Rubbermaid 401(k) Savings Plan

2.  SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Except for investment contracts, which are stated at contract value, the Plan's investments are stated at fair value, which equals the quoted market price on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

ADMINISTRATIVE EXPENSES

All normal costs and expenses of administering the Plan and trust are paid by Plan participants. Any cost resulting from a participant obtaining a loan or requesting a distribution or in-service withdrawal may be borne by such participant or charged to the participant's individual account.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

                      Newell Rubbermaid 401(k) Savings Plan

3.  INVESTMENTS

The fair market value of individual assets that represent 5% or more of the Plan's net assets as of December 31 are as follows:

                                                     2001             2000
                                                ------------------------------

  Newell Rubbermaid Inc. common stock            $102,929,569    $  93,568,868
  Janus Fund                                       78,490,468      103,148,792
  American Century Equity Index Fund               56,136,110       69,812,184
  Franklin Templeton Small Cap Growth Fund         49,983,932       57,990,882
  J.P. Morgan Institutional Diversified Fund       41,749,182       48,010,481
  American Century Income and Growth Fund          31,038,953       33,716,062
  American Century International Growth Fund                *       36,568,167

*Below 5% threshold

4.  MASTER TRUST FINANCIAL INFORMATION

On October 1, 2000, the Rubbermaid Retirement Plan merged with the Plan and transferred plan assets of $187,022,012 from the Rubbermaid Retirement Master Trust to the trustee of the Plan, American Century Services Corporation, and assets of $132,211,951 remained in the Rubbermaid Master Trust and became assets of the Plan. The Plan transferred additional assets of $40,544,433 to the Rubbermaid Master Trust. Effective October 1, 2000, the Rubbermaid Master Trust was renamed the Newell Rubbermaid Master Trust (the Master Trust). Fidelity Management Trust Company serves as the trustee for the assets of the Master Trust.

Each participating plan has an undivided interest in the net assets of the Master Trust. At December 31, 2001 and 2000, the Plan's interest in the net assets of the Master Trust was 63.5% and 59.8%, respectively. Investment income and expenses are allocated among participating plans based upon the value of the participant accounts attributed to each plan.

                      Newell Rubbermaid 401(k) Savings Plan

4.       MASTER TRUST FINANCIAL INFORMATION (CONTINUED)

The Master Trust investments at December 31 are as follows:

                                                            2001                 2000
                                                      ----------------- --------------------
              Investments at fair value:
                Newell Rubbermaid Inc. common stock   $       919,239       $    2,041,585
                Mutual funds                               50,895,181           64,348,921
                Loans to participants                       1,065,192            1,117,273
                Short-term investment fund                     58,398                    -
                                                      ----------------- --------------------
                                                           52,938,010           67,507,779
              Investments at contract value:
                Stable Value Fund                         209,519,597          198,828,621
                                                      ----------------- --------------------
                                                         $262,457,607         $266,336,400
                                                      ================= ====================

Investment income for the Master Trust for the year ended December 31, 2001, is as follows:

Interest and dividends                                                                       $12,707,768
Net realized and unrealized appreciation (depreciation) in the fair value of investments determined by quote market price:
  Newell Rubbermaid Inc. common stock                                                            340,012
  Mutual funds                                                                               (10,190,149)
                                                                                            ------------
                                                                                            $  2,857,631
                                                                                            ============

5.  STABLE VALUE FUND

The Master Trust holds an investment in a Stable Value Fund, which invests primarily in guaranteed investment contracts and synthetic guaranteed investment contracts. The fund also includes a short-term interest fund in the amount of $6,990,464 at December 31, 2001. The fund is included in the financial statements at contract value as reported by the respective insurance companies.

The crediting interest rate for the fund was 5.75% and 6.20% as of December 31, 2001 and 2000, respectively. The fund's blended rate of return for the year was 5.86% in 2001.

                      Newell Rubbermaid 401(k) Savings Plan

5.  STABLE VALUE FUND (CONTINUED)

The crediting rates are reset periodically and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., weighted average life), and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher.

The contract values and fair values of investment contracts included in the Stable Value Fund as of December 31, 2001 and 2000 are as follows:

                                                CONTRACT VALUE                          FAIR VALUE
                                             2001             2000                 2001             2000
                                       ---------------------------------    ---------------------------------
Guaranteed Investment Contracts          $  57,375,436   $  85,483,538        $  59,135,791    $  86,105,194
Synthetic Guaranteed Investment

   Contracts                               145,153,697      72,587,726          149,107,629       73,376,131
                                       ---------------------------------    ---------------------------------
                                          $202,529,133    $158,071,264         $208,243,420     $159,481,325
                                       =================================    =================================

Included in the fair value of synthetic guaranteed investment contracts as of December 31, 2001 and 2000 are $17,759,647 and $0, respectively, related to wrapper contracts, which guarantee the contract value of the synthetic guaranteed investment contracts for participant-initiated withdrawal events.

6.  RELATED PARTY TRANSACTIONS

All expenses related to the trustee and recordkeeping in connection with the operation of the Plan are paid by the Plan. All other costs are paid out of Plan assets, except to the extent the Administrative Committee elects to have such expenses paid directly by the Company.

As of December 31, 2001 and 2000, the Plan owned 3,739,213 and 4,112,901 shares of Newell Rubbermaid Inc. common stock, respectively.

                      Newell Rubbermaid 401(k) Savings Plan

7.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8.  TAX STATUS

The Plan has received a determination letter from the IRS dated February 22, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

9.  PLAN MERGERS

During 2001, two plans covering five employees at the Company's Panodia and Koh-I-Nor division were merged into the Plan. The assets of these plans totaled $242,315.

                              Supplemental Schedule

                                                                  EIN 36-1953139
                                                                    Plan No. 012

                      Newell Rubbermaid 401(k) Savings Plan

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001

IDENTITY OF ISSUE                                       CURRENT VALUE
----------------------------------------------------------------------

 PIMCO Total Return Fund                               $  24,230,612
 J.P. Morgan Diversified Fund*                            41,749,183
 American Century Income and Growth Fund*                 31,038,953
 American Century Equity Index Fund*                      56,136,111
 Janus Fund                                               78,490,469
 Franklin Small Cap Growth A Fund                         49,983,932
 American Century International Growth Fund*              26,799,719
 Newell Rubbermaid Common Stock*                         102,929,569
 Short-Term Investment Fund                                   44,272
 American Century Self-Directed Brokerage Account          1,879,206
 Participant Loans (interest rates of 5.0% to 11.6%)      22,658,395
                                                      ----------------
                                                        $435,940,421
                                                      ================

*Represents a party in interest to the Plan.

                                INDEX TO EXHIBITS

(23)  CONSENTS OF EXPERTS AND COUNSEL

      23.1   Consent of Ernst & Young LLP

      23.2   Notice regarding Consent of Arthur Andersen LLP